Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Pleased as Federal Court of Appeal

Unanimously Upholds Tax Court Decision

Saskatoon, Saskatchewan, Canada, June 26, 2020 ..    .    .    .    .    .    .    .    .    .     ..    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that the Federal Court of Appeal (Court of Appeal) has upheld the September 26, 2018 decision of the Tax Court of Canada (Tax Court). The 2018 decision, which had been appealed by Canada Revenue Agency (CRA), was unequivocally in Cameco’s favour in its dispute of reassessments issued by CRA for the 2003, 2005 and 2006 tax years.

“We are very pleased that the Court of Appeal has unanimously upheld the Tax Court’s clear and decisive ruling in our favour,” said Cameco president and CEO Tim Gitzel. “Four judges have now found that Cameco complied with both the letter and intent of the law. We followed the rules, yet this 12-year dispute has caused significant uncertainty for our company and our stakeholders at a time when we have been navigating through some of the most challenging global market and economic conditions we have ever faced.”

The September 2018 ruling from the Tax Court found that Cameco’s marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, are in full compliance with Canadian laws for the tax years in question. CRA appealed this decision to the Court of Appeal on October 26, 2018.

On April 30, 2019, a subsequent decision by the Tax Court resulted in Cameco being awarded $10.25 million in legal fees and up to $17.9 million in disbursements for costs incurred as a result of its dispute with CRA. CRA requested that this cost award be overturned if its appeal of the September 2018 decision was successful.

The Court of Appeal’s ruling upholds both the Tax Court’s original decision on reassessments for the 2003, 2005 and 2006 tax years and its corresponding decision on the cost award. Cameco will also be receiving an additional nominal cost award related to the Court of Appeal hearing.

Under the current rules, CRA has until September 25, 2020 to seek leave to appeal the decision of the Court of Appeal to the Supreme Court of Canada. However, proposed legislation related to COVID-19 pandemic measures is presently under consideration that would extend the deadline to November 12, 2020. If the Supreme Court agrees to hear the appeal, Cameco estimates that a further two years would be required from the date of the Court of Appeal’s ruling to receive a decision.

If an appeal to the Supreme Court is not sought or granted, then the dispute over the 2003, 2005 and 2006 tax years is resolved in Cameco’s favour. Cameco would expect to receive a refund of $5.5 million plus interest for instalments the company paid on previous reassessments issued by CRA for the 2003, 2005 and 2006 tax years, as well as the costs awarded by the Tax Court and Court of Appeal.

The Court of Appeal ruling is not legally binding on the subsequent tax years in dispute (2007 through 2013), but we believe it should apply in principle to these tax years and any other tax years yet to be reassessed.

“Cameco has consistently worked hard to be a good corporate citizen,” Gitzel said. “We have invested billions of dollars in Canada, contributed considerably to the well-being of our communities, and been recognized as one of Canada’s leading partners, employers and supporters of Indigenous people. Even as we have managed our way through the incredible challenges posed by the COVID-19 pandemic, Cameco has not laid off any of our employees and has not benefitted from any of the related funding governments have made available to businesses.”

The Government of Canada continues to hold $303 million in cash and $482 million in letters of credit that Cameco has been required to pay as instalments on the reassessments issued by CRA for all tax years in dispute (2003 through 2013), tying up a sizeable amount of the company’s financial capacity. With both court decisions in its favour, Cameco will be asking the government to return these instalments to the company, even if leave to appeal is requested by CRA.

“Cameco’s position has prevailed at every stage of the legal process,” Gitzel said. “If CRA feels the laws aren’t written the way they want, then it’s clear they need to approach the government to change the laws moving forward, not continue to pursue the same arguments over and over again before different courts and expect a different outcome.

“We therefore hope CRA accepts the Court of Appeal’s decision and applies it to subsequent tax years so that we can finally move on from this dispute and focus on managing our business for the benefit of all our stakeholders.”

The Court of Appeal’s written decision is expected to be received next week and will be posted alongside the Tax Court’s September 2018 decision on Cameco’s website at www.cameco.com.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our estimate regarding the time it would take to receive a decision of the Supreme Court if CRA seeks leave to appeal the decision and the Supreme Court agrees to hear the appeal; our expectation of receiving a refund of $5.5 million plus interest for instalments paid on previous reassessments, as well as the costs awarded by the Tax Court and the Court of Appeal; our belief the Court of Appeal’s ruling should apply in principle to other years; and our intention to seek the return of funds held by the Government of Canada as instalments on reassessments even if the CRA seeks leave to appeal. Material risks that could lead to different results include the possibility that it will take longer to receive a decision if the Supreme Court agrees to hear an appeal; the risk that we will not receive the full amount, or any portion, of our expected refund of $5.5 million plus interest for instalments paid and the costs awarded by the Tax Court and the Court of Appeal; the possibility of a materially different outcome in disputes for other years; and the risk that we will be unable to recover funds held by the Government of Canada if CRA seeks leave to appeal. In presenting this forward-looking information, we have made assumptions which may prove incorrect about the time it would take to receive a decision if the Supreme Court agrees to hear an appeal; our ability to obtain refunds of past instalment payments and cost awards; and our ability to recover funds if CRA seeks leave to appeal. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com